Black Ridge Acquisition Corp.

110 North 5th Street, Suite 410

Minneapolis, Minnesota 55403

October 2, 2017

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

AD Office 11 - Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Black Ridge Acquisition Corp.
Registration Statement on Form S-1
File No. 333-220516

Dear Mr. Spirgel:

Black Ridge Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Wednesday, October 4, 2017, or as soon thereafter as practicable.

Very truly yours,

BLACK RIDGE ACQUISITION CORP.

By: /s/ Ken DeCubellis

Name: Ken DeCubellis

Title: Chief Executive Officer

EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

    October 2, 2017

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Mr. Larry Spirgel, Assistant Director

Re:	Black Ridge Acquisition Corp. (the "Company") Registration Statement on Form S-1 File No. 333-220516 ( the "Registration Statement")

Dear Mr. Spirgel:

In connection with the Registration Statement on Form S-1 of Black Ridge Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 P.M., Wednesday, October 4, 2017 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: CEO